UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 26, 2012

Commission File Number 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

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(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: July 26, 2012	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations

France Telecom Orange

H1 2012 results

Stéphane Richard
Chairman & CEO

Gervais Pellissier
CEO delegate & CFO

July 26th, 2012


orange™

cautionary statement

This presentation contains forward-looking statements about France Telecom-Orange. Although we believe they are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among others: fluctuations in general economic activity levels as well as the level of activity in each of the markets in which we operate; the effectiveness of the strategy reflected in the “Conquests 2015” strategic plan as well as of the other strategic, operating and financial initiatives of France Telecom-Orange and the level of Group investment necessary to pursue this strategy and to adapt its networks; our ability to face intense competition within our sector and to adapt to the ongoing transformation of the telecommunications industry, in particular in France with the arrival on the market of a fourth mobile operator; fiscal and regulatory constraints, in particular in setting wholesale rates; results of current litigation, in particular the litigation with the European Commission regarding retirement pensions for civil servants working at France Telecom-Orange; risks and uncertainties specifically related to international operations; risks related to the impairment of assets; exchange rate fluctuations; and conditions for accessing the capital markets (in particular risks related to liquidity and credit ratings) and counterparty risks. More detailed information on the potential risks that could affect our financial results can be found in the Registration Document filed with the French *Autorité des marchés financiers* (AMF) on March 29, 2012 and in the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 13, 2012. Except to the extent required by law (in particular pursuant to sections 223-1 et seq. of the General Regulations of the AMF) France Telecom-Orange does not undertake any obligation to update forward-looking statements.

agenda

1 highlights & key milestones

2 financial performance

3 business review

1

highlights & key milestones

Stéphane Richard
Chairman & CEO

orange™

1H12 performance in line with yearly guidance

- in France, mobile retail market share stabilised at 38.1%, customer losses divided by 4 in Q2 (-155k) vs. Q1 (-615k)
  - back to positive consumer contract net adds in June (+27k) with success of Sosh (367k customers), Open (2.1 million customers) and a new simplified set of Origami offers
  - positive enterprise net adds supported by significant M2M contracts
  - limited H1 revenue decrease at -4.5% (-2.0% ex reg.) notably thanks to the roaming agreement
  - mobile ARPU down -6.1% (-1.8% ex reg.)
- stable Group H1 revenues ex reg. with strong performance in emerging markets (+6.2% ex reg.) and in Spain (+4.8% ex reg.)
- H1 restated EBITDA margin erosion limited to -1.6 points with
  - active management of commercial costs without impacting commercial momentum
  - tight opex control thanks to the Chrysalid program in H1
- net debt / EBITDA ratio contained at 2.11x on the 30th of June
- 1H12 results consistent with "close to €8bn* OpCF" 2012 guidance

*excluding exceptional items but including French pension impacts

continuously moving forward through the implementation of our Conquests 2015 plan (1/2)

networks	
investing in the future	▪ network CAPEX continue to increase (+6% yoy) ▪ recent launch of 4G trials in Marseille, with 3 other cities planned in H2 followed by a commercial launch in early 2013 ▪ 3G now commercially launched in 14 out of 20 emerging countries ▪ ongoing FTTH roll-out in France (with 1.3m homes connectable and 123k customers, +69% yoy) and the launch of new 4-year €300m FTTH plan in Spain ▪ planned opening in H2 of a highly secured (Tier 4) Data Center for Cloud services ▪ network outage in France efficiently managed, with situation back to normal within 12 hours

people	
adapting while increasing employee commitment	▪ 2012 Top Employers label received in France, Belgium, Poland and the Dominican Republic ▪ continuously improving social climate with 87% of French employees estimating that working environment is either equal or better than in other companies ▪ moderate +2.2% average increase in French salaries in 2012 ▪ Senior Part Time in France: 6.2% of French employees have entered the program; the new French pension rule widens eligibility to 1,300 additional employees.

continuously moving forward through the implementation of our Conquests 2015 plan (2/2)

customers

focusing on customer satisfaction

- Open (2.1m customers), Sosh (367k customers) and new Origami offers driving commercial turnaround in mobile consumer contract net adds in France in June
- amena.com sub-brand launched in Spain to address the sim-only, web-only market
- rebranding of Polish fixed activities to Orange Polska and successful delivery of services for the UEFA 2012 championship
- Orange Money continues to grow strongly with over 4m customers, +27% in last 6 months, helping to improve customer loyalty
- customer base +3.6% yoy to 224 million customers, driven by emerging markets
- commercial and content costs down -1.4% yoy while sustaining competitiveness on our markets

international

driving more than 50% of group revenues

- shareholding structure streamlined in Egypt with ownership of ~94% of Mobinil, avoiding €272m cash-out
- focus on integrating new operations (Korek, CCT)
- OBS revenues from emerging markets +11% yoy

financial policy remains focused on net debt to Ebitda ratio

2012 guidance	OpCF close to €8bn* confirmed	✓
2012 interim dividend	0.6€** per share paid on 12th of Sep 2012	✓

leverage target

- ~2x net debt / EBITDA in the mid term (2.11x at end of H1 2012)
- adapted use of cash policy
  - flexible dividend policy, 40%-45% OpCF payout
  - ongoing selective M&A policy

2013 outlook will be provided with Q3 earnings release

*excluding exceptional items but including French pension impacts

**interim 2012 dividend of 0,58€/share in cash (meaning 0,60€ less additionnal contribution of 3% on dividends paid)

2 1H12 financial performance

Gervais Pellissier
CEO delegate & CFO

orange™

key financial achievements

in €m	1H11	1H12 actual	var.	key points
revenue cb	22,275	21,843	-1.9%	▪ regulation impact: -€ 403m ▪ H1 excl. regulation: -0.1% yoy
restated EBITDA* cb	7,509	7,004	-6.7%	▪ regulation impact -€109m ▪ H1 provision of -60m€ for payments related to EC decision on state employees booked in Q2, with a -0,3 point impact on EBITDA margin
in % of rev	33.7%	32.1%	-1.6pts	
net income**	2,095	1,909	-8.9%	▪ impairment of goodwill in Romania
CAPEX cb	2,435	2,460	+1.0%	▪ strategic projects on very high broadband in France
in % of rev	10.9%	11.3%	+0.3pts	
operating cash flow (restated EBITDA – CAPEX) cb	5,074	4,544	-10.4%	▪ in line with the FY guidance of close to €8bn OpCF
net debt (net debt/EBITDA)***	30,285 1.91 x	31,177 2.11x		

*see slide 32 for restatements ** see slide 30 for details on net income; *** see slide 17 for details on leverage calculation

flat revenue excluding regulation despite pressure on some geographies

similar trend in France as in 2H11, RoW back to growth

in €m	1H12 actual	Δ vs 1H11cb	Δ vs 1H11cb excl. reg.	trend vs 2H11	1H12 segment contribution to group revenue yoy* evolution, excluding regulation, in €m	% of Group revenue**
France	10,826	-4.5%	-2.0%	=	-217	47.5%
Spain	1,988	+2.4%	+4.8%	↘	+91	9.0%
Poland	1,694	-2.3%	-1.1%	↗	-19	7.7%
RoW	4,144	+1.6%	+2.8%	↗	+115 (o/w +€118m from Africa & ME)	18.2%
Enterprise	3,489	-2.6%	-2.6%	↘	-94	15.0%
ICSS	817	+6.9%	+6.9%	↗	IC&SS +53	2.6%
eliminations	-1,115	-3.7%	-3.7%		eliminations +42	
Group	21,843	-1.9%	-0.1%	=	-29	

*cb; ** based on contributive revenues

EBITDA suffering from pressure in France, Poland and Enterprise, while Spain and RoW improve

in €m	1H11cb	1H12 actual	1H12 margin	Δ vs 1H11cb
Group restated EBITDA*	7,509	7,004	32.1%	-1.6pts
France	4,416	4,020	37.1%	-1.8pts
Spain	381	455	22.9%	+3.3pts
Poland	643	591	34.9%	-2.2pts
ROW	1,418	1,453	35.1%	+0.3pts
Enterprise	649	596	17.1%	-1.0pts

restated EBITDA* evolution in 1H12



o/w exceptional items
o/w rebranding in Poland -€30m
7,509
-396
+74
-52
+36
-53
-114
7,004
1H11cb
France
Spain
Poland
RoW
Enterprise
ICSS
1H12

insight

- ~22% of Group EBITDA* decrease is due to regulation
- France EBITDA* mostly dragged down by PSTN decline
- Spain EBITDA* growing by +19.4% (+3.3pts) driven by our convergent strategy and from the overall move of the market towards lower handset subsidies

*see slide 32 for restatements

EBITDA mainly impacted by revenue decrease despite tight management of commercial costs

1H restated EBITDA*



in €m
-6.7%
7,509
-431
+106
+47
-158
-70
7,004
-€325m
o/w - €109m
regulatory effects
o/w -€60m for EC
decision on civil
servants
1H11cb
revenue
interco costs
commercial &
content costs**
labour opex***
IT&N, property,
G&A &
other****
1H12

insight

- 85 % of EBITDA decrease comes from revenue
- savings on commercial costs and contents in 1H, coming from France and all other European countries (excl. Poland, impacted by rebranding)
  - rationalization of handset subsidies & optimization of distribution policies
- management of labour costs:
  - +3.5% yoy reported increase in 1H; +2.2% when restated from the impact of the EC decision on civil servants
- other OPEX increase driven by :
  - energy (+17% yoy)
  - IT expenses (+3% yoy) to enhance Customer Relationship Management and overall internal processes
  - network operations (+2.5%) coming with increasing coverage and number of sites

*see slide 32 for restatements **o/w €98m of content provision used in 1H12 vs €96m used in 1H11
*** o/w TPS provision of €79m used in 1H12 vs €42m used in 1H11 ****o/w €25m of content provision used in 1H12 vs €34m used in 1H11

€310m savings from Chrysalid efficiency plan in 1H

€780m cumulated since 2011, in line with ambition

31% of 2015 target achieved

June 2012

	2011	1H 2012	2013	2015
cumulated savings	€470m	€780m	target 2013 60% ie €1.5bn	target 2015 €2.5bn

€310m incremental gross savings in 1H12

tangible results of efficiency plan: €310m of gross savings in 1H12 by cost domains

Customer Management €68m	**Distribution & Sales** €47m	**Network** €138m
IT €10m	**1H total savings** **€310m** **OPEX: €252m** **CAPEX: €58m**	**Marketing & Advertsing** €36m
G&A €1m	**Real Estate** €7m	**Others** €3m

- Chrysalid launched one year ago to gather all the efforts across our geographies to enhance our overall efficiency…
- … and thus will progressively offset part of the mechanical effects impacting our industry:
  - volumes
  - more demanding customer mix (contract, TV, mobile data)
  - generic pressure deriving from inflation, real estate, electricity, salaries

Chrysalid savings derive from improved operational efficiency

illustrations	efficiency initiatives	impacts: 2011	impacts: H1 2012	impacts: FY 2012e
RAN Sharing in Poland	▪ **site reductions** thanks to sites sharing with increased coverage (from 6.2k to 5.0k sites) ▪ optimization of network management (JV company)			**26%** of shared sites **>€125m * CAPEX savings**
transmission costs optimization in Spain	▪ internalization of **external leased lines** ▪ introducing Ethernet leased lines **decoupling cost & traffic** ▪ **prices re-negotiation**	-**1.1k** leased lines **€20m OPEX savings**	-**1.4k** leased lines **€4m incremental OPEX savings**	-**2.1k** leased lines **€10m incremental OPEX savings**
mass market customer relationship in France	▪ **call prevention / avoidance** ▪ selfservice boost ▪ **reduction of call center timetable** without distorting the quality of service	average call rate reduction: -**2pts** YoY **€58m OPEX savings**	average call rate reduction: -**4pts** YoY **€35m incremental OPEX savings**	average call rate reduction: -**3pts** YoY **€72m incremental OPEX savings**

*cumulated savings by 2015

orange

CAPEX: acceleration on strategic projects in France (FTTH and LTE) and in Spain

in €m	1H12 actual	1H12 var.vs 1H11cb	1H12 % of sales
Group	2,460	+1.0%	11.3%
France	1,246	+0.5%	11.5%
Spain	210	+23.7%	10.6%
Poland	208	+1.5%	12.3%
ROW	493	+4.4%	11.9%
Enterprise	172	-0.2%	4.9%
IC&SS	131	-25.6%	n.a.

network investments: > 50% of Group CAPEX, up +6.0% yoy



+6%
+2%
-23%
+30%
-21%
1H11cb
1H12
1,345
523
210
204
178
network
IT
CPE's
service platform
shops, real estate & other

insight

acceleration on very high broadband projects:

- FTTH up +38m€ yoy at 109m€
- LTE: Marseille first city opened for LTE trial. Increase of mobile capacity investments.

optimization of CPEs investments thanks to more refurbishment and new commercial rules on boxes renewal for customers

strong increase of CAPEX related to mobile access network renewal and full IP migration, with a phasing effect in H1 vs. H2

launch of new TV platform for mobile and fixed

delivery of LION2 submarine cable on April 12th
higher investments on Intelligent Network platforms in Cameroon and Ivory Coast

*customer premises equipments

decrease in adjusted net debt vs. year end 2011 allowing to stabilize net debt/ EBITDA ratio

in €m	1H11a	FY11a	1H12
operating cash flow 1H12 restated EBITDA* – CAPEX	5,144	9,313	4,544
licences & spectrum	-136	-767	-220
net interest expense cash out	-832	-1,078	-920 (1)
income taxes cash out	-296	-1,021	-748 (2)
change in WCR	-100	+234	-618 (3)
other operational items	-268	-400	-195
dividends paid to owners of parent company	-2,118	-3,703	-2,104
dividends paid to non controlling interests	-391	-683	**-316**
purchase of own shares	-63	-275	**-71**
acquisitions and disposal	344	29	**1,635** (4)
other financial items	271	-698	**167** (5)
variation in net debt	+1,555	+950	**+1,154**
net debt		-30,890	
4G spectrum in France		-891	
DPTG settlement		-550	
adjusted net debt	-30,285	-32,331	**-31,177**
adjusted net debt/EBITDA**	1.91x	2.09x	**2.11x**

(1)
- prudent liquidity risk management results in cost of carry on debt

(2)
- o/w French tax cash out rephasing of €359m

(3)
- phasing on investments vs. year end

(4)
- incl. Orange Switzerland disposal & ECMS acquisition

(5)
- incl. €216m non monetary items on net debt
- incl. -€51m monetary items o/w -€58m insurance civil servants transferred to an escrow account

*see slides 32 for restatements ** based on EBITDA restated including 50% of EBITDA of Everything Everywhere; net debt restated by adding 50% of Everything Everywhere net debt

France Telecom Orange continues to refinance its debt at best-in-sector conditions and to enjoy a very strong liquidity

Group liquidity position


in €bn
+15%
12.7
16.1
14.6
7.8
4.9
7.5
8.6
7.4
7.2
Jun 11
Dec 11
Jun 12
credit lines
cash*

* including bank overdrafts

bonds*/bank loans/leases repayments end of June


in €bn
bonds
bank loans & other
0.7
4.1
3.5
4.4
4.0
3.0
2.8
3.0
2.6
19.6
18.9
2H2012
2013
2014
2015
2016
>2017

*excluding TDIRA

debt structure

Moody's / S&P / Fitch rating	A3 st/A- neg/A- neg
% of net debt with a fixed rate	113%
% of bond debt in €* (*after derivatives)	92%
% of gross debt in bonds	87%
average maturity of net debt end of 1H12	9.5 years
average maturity of net debt end of 1H11	8.2 years
average weighted cost of debt in bonds **	
- end of 1H12	5.29%
- end of 1H11	5.48%

insight

- very strong liquidity at €14.6bn combined with low installments immediately due (only €0.7m loans in 2H12 and €3.1bn bonds in January 2013)
- the Group has continued to reinvest its credit quality into the strengthening of its balance sheet:
  - in January, a $900m 30 year bond issue at 4.86% (1)
  - in June, record-low 3% coupon €1bn 10 year
- average maturity further increased to 9.5 years (2) (vs. 9.0 years end of 2011) i.e. longest average maturity among European peers

(1) after swapping in €

(2) Excluding TDIRA; 11.8 years when assigning a 50 years maturity assumption to this perpetual convertible debt

**source Bloomberg

3 business perfomance

1H12 France financials
EBITDA margin erosion under control in a tense market

1H12 key financials
(revenue -2.0% excl. regulatory impacts)

in €m	2Q12	var in cb	1H12	var in cb
revenue	5,425	-4.8%	10,826	-4.5%
personal *service revenue*	2,737	-1.2% *-5.8%*	5,385	-1.1% *-5.3%*
home	3,083	-4.7%	6,194	-4.5%
restated EBITDA*			4,020	-9.0%
personal			1,832	-5.6%
home			2,188	-11.6%
EBITDA margin			*37.1%*	*-1.8pts*

insight

- home usage revenue trend ex reg. (-194m€ YoY) improved by +84€m compared to 1H11 variation
- mobile service revenue excl. regulatory sustained by the roaming contract
- EBITDA margin erosion (-1.8pts) closely monitored :
  - mobile commercial costs decrease (-55m€) despite gross adds volume rise (+3.2%) thanks to more targeted retention acts
  - stabilization of indirect cost at 2011 level
  - direct costs increase due to SMS/MMS traffic growth (interconnection) and to higher content usage (Deezer and SVOD increase)

1H revenues & margin defended thanks to network valorization & cost monitoring

France revenue, in €m



France rev. ex. reg -2.0% (-€217m)
11,332
-289
+3
-298
+104
-27
10,826
1H 11cb
regulatory impacts
mobile service revenues
+0.1% ex reg
PSTN
Broadband
other
- €194m
1H 12

France EBITDA, in €m



4,416
-91
-217
+55
-149
+7
4,020
1H11cb
regulatory impacts
revenues ex. reg.
mobile commercial costs
direct costs
indirect costs
1H12

*see slide 32 for restatements

1H12 France personal KPIs

back to positive consumer contract net adds in June

volume: positive swing in net adds

recovery of contract net adds in Q2…



in 1Q12
+ 1697k new customers
- 2,312k churners
in 2Q12
+ 1,751k new customers
- 1,907k churners
387
228
-615
240
85
-155
net adds, in thousands customers
contract
prepaid

… with the dynamism of our new offers …

- new range of consumer offers to preserve volume and value:
  - value proposition enhanced, quality of service and handset renewal with new Origami and Open
  - Sosh and M6 license offers

… allowing us to defend our retail market share



45.6%
45.0%
44.8%
45.8%
47.0%**
40.7%
40.0%
39.9%
38.3%
38.1%**
2Q11
3Q11
4Q11
1Q12
2Q12
active network market share*
retail market share

ARPU evolution (-6.1%) in line with anticipation

ARPU impacted by regulation and competitive pressure



12m rolling ARPU, in€
data
sms
voice
-6.1% yoy
-1.8% excl. reg
383
61
69
253
359
62
76
222
1H11cb
1H12

smartphone penetration continues to increase



+ 29 pts
33%
46%
62%
2Q10
2Q11
2Q12
smartphones as a % of consumer contract commercial acts

*network market share, incl. national roamers ** company estimates

1H12 France home KPIs

slight commercial performance acceleration in Q2 and ARPU increase

BB ARPU driven by better access mix & content

ADSL market share
ADSL net adds market share

- ADSL market & conquest shares


45.5%
45.3%
45.2%
45.1%
44.8%
44.6%*
22.4%
27.6%
37.2%
36.6%
21.2%
~24%*
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
ARCEP market figures
* company estimates

- quarterly broadband ARPU, in €/month


35.5
+0.5
-0.5
+0.7
36.1
6.6
28.9
6.7
29.4
1H11cb
better access mix
VoIP
content
1H12
services
access

PSTN line losses slowing down


variance in thousands of lines
+32k
-289
-257
+192
+204
-353
-334
-128
-127
var 2Q11 vs.1Q11
var 2Q12 vs 1Q12
PSTN only
PSTN & ADSL
naked ADSL & other

insight

- commercial performance acceleration in Q2 with ~24% net adds market share (+65k internet net adds,+5k vs 2Q11) in a highly competitive market: aggressive promotional offers all over the semester
- broadband ARPU increase +0.5€, at €36.1 driven by favorable access mix and content
- PSTN lines decrease slowing down trend confirmed thanks to marketing actions on offers (Optimale offers)

1H12 Spain financials
strong EBITDA growth driven by efficient mobile commercial spend and fixed broadband expansion

1H12 key financials
(revenue +4.8% excl. regulatory impacts)

in €m	2Q12	var in cb	1H12	var in cb
revenue	1,007	+2.5%	1,988	+2.4%
personal	821	+1.0%	1,618	+1.0%
home	187	+9.5%	371	+9.1%
restated EBITDA*			455	+19%
personal			433	+17%
home			22	+120%
restated EBITDA margin			*22.9%*	*+3.3pts*

insight

- Q2 mobile revenue +1.0% as per Q1, driven by data services and equipment, despite a slowdown in usage due to macroeconomic situation
- OSP leading number portability in Q2 with +94 k (+110 k in Q1) with an improvement of customer mix fostered by the success of mobile data offers
- fixed revenue +9.5% in Q2 pushed by Broadband customer base and VoIP-driven ARPU growth
- Ebitda +19%, driven by improved commercial costs due to lower handset subsidies (unitary SACs down by -11% yoy) and better performance in Home

strong contract customer base growth driven by the success of mobile data offers

mobile customers in 000s



+2.8%
11,395
11,717
4,072
3,872
64%
7,323
+7.1%
7,845
67%
1H11
1H12
prepaid**
contract



-11%
108
96
1H11
1H12
unitary SACs, in €s

improving ADSL customer base, access mix & ARPU

broadband customers, in 000s



+11%
1,187
1,323
255
236
696
265
209
849
59%
+22%
64%
1H11
1H12
bitstream
partial ULL
full ULL

quarterly broadband ARPU, in €



+4.1%
32.1
33.4
5.5
4.8
26.6
28.7
2Q11
2Q12
services
access

*see slide number 32 for Ebitda restatements ** prepaid customer base updated to meet CMT criteria

1H12 Poland financials
second quarter marked by improving revenue trend and commercial KPIs

1H12 key financials
(revenue -1.1% excl. regulatory impacts)

in €m	2Q12	var in cb	1H12	var in cb
revenue	862	-1.2%	1,694	-2.3%
personal	458	-0.9%	898	-0.3%
home	470	-0.3%	926	-2.9%
restated EBITDA*			591	-8.0%
personal			254	-3.4%
home			337	-11.3%
EBITDA margin			*34.9%*	*-2.2pts*

insight

- Q2 revenue performance boosted by ICT services, including the UEFA 2012 technical partnership
- number 1 mobile value market share position maintained at ~30% with focus on customer value and retention
- satisfactory commercial performance on mobile and improvement in fixed line
- increase in multi-play offers with over 151k 3P customers helping drive broadband ARPU +2.3% qoq
- EBITDA impacted by the change in the revenue mix within home and by higher commercial costs in personal

customer growth driven by prepaid with focus on retention for higher value contract customers


mobile customers in 000s
+1.5%
14,535
14,757
7,568
7,820
6,967
6,937
1H11
1H12
prepaid
contract
+12pts
28%
40%
1H11
1H12
share of smartphones in post-paid sales

multiplay usage increasing within broadband customer base


customers, in 000s
in % of retail broadband customers
+1.4%
2,311
2,344
1H11
1H12
retail broadband
x5
29
151
1H11
1H12
3P "FunPack" offers
+3pts
26%
29%
1H11
1H12
IP TV & Satellite

*see slide 32 for restatements

1H12 Rest of the World financials
mixed results in Rest of Europe while growth fuelled by emerging countries

1H12 revenue* : +1.6% (+2.8% excl. reg.)

in €m	2Q12	var in cb.	1H12	var in cb.
total ROW revenue	2,011	+1.2%	4,144	+1.6%
Africa & Middle East	1,019	+5.4%	2,019	+5.8%
European countries	849	-2.9%	1,843	-2.2%
other countries	148	+0.5%	290	-0.6%
EBITDA			1,453	+2.5%
EBITDA margin			*35.1%*	+0.3pt

insight

- positive contract net adds and portability since May in Belgium, thanks to Animals offer dynamism
- back to revenue growth (+0.2% excl. reg.) in Romania with 4m contract customers (40% of total base)
- growth of non-voice revenues in Europe with +31% multimedia revenues yoy and smartphone penetration within the contract base at 24.1%
- revenue growth in emerging countries mainly driven by Ivory Coast & Senegal
- Egypt: stabilisation of revenues over the first half while containing margin erosion in an unstable and difficult market environment

growth coming from a wide range of countries



revenue growth*
Ivory Coast 34%
Niger 20%
Cameroon 10%
Kenya 10%
Madagascar 9%
Senegal 3.5%
mobile customer base growth %*
Niger 28%
Cameroon 25%
Senegal 18.5%
Ivory Coast 12%
Jordan 10%
Kenya 8%

MBB** revenues up +83% yoy in AME



Orange footprint
Orange footprint with 3G

*yoy 1H cb **mobile broadband

1H12 enterprise financials

robust performance of mature and growing networks, not offsetting an accelerated decline of legacy solutions

1H12 enterprise revenue* : -2.6%

in €m	2Q12	var in cb	1H12	var in cb
total enterprise	1,755	-2.1%	3,489	-2.6%
legacy networks	472	-14.6%	969	-14.2%
mature networks	725	+2.0%	1,434	+1.4%
growing networks	100	+6.1%	197	+8.4%
services	458	+5.4%	889	+3.8%
restated EBITDA			596	-8.2%
restated EBITDA margin			17.1%	-1.0pt

insight

- legacy networks: accelerated decline of PSTN solutions, and of data legacy partly due to end-of-life of some data products
- mature networks: robust growth thanks to IPVPN (+3.1% yoy)
- growing networks: performance driven by double digit growth on VoIP and satellite accesses
- services: growth driven by international markets and integration services
- 1H12 restated EBITDA impacted by change in revenue mix, partially mitigated by network cost optimization

VoIP revenues fuelled by PSTN migration



in €m
+13%
96
108
1H11 cb
1H12

growing revenues in emerging markets



in €m
+11%
262
293
1H11cb
1H12

*yoy on cb

Everything Everywhere

solid postpaid net adds in 2Q12, with 1H12 EBITDA margin stable following increased retention activity

mobile service revenues +3.4% ex regulation, £m


-1.1%
+3.4%
-66
+74
-25
1,503
1,437
1,486
Q2/11
regulation
Q2/11 ex regulation
postpaid
prepaid
Q2/12

postpaid net adds


160k
236k
185k
313k
151k
150k
Orange
T-Mobile
Q1/11
Q2/11
Q3/11
Q4/11
Q1/12
Q2/12

margin stable following regulatory impact and increased renewals


Adj EBITDA margin
Adj EBITDA*, £m
-1.3%
+96
682
-105
673
20.3%
20.3%
H1/11
regulation and renewals
net cost reductions & margin
H1/12

on track to achieve £445m in annual gross opex synergies by 2014 vs. 2009 cost base


to come
realised
£445m
£278m
£146m
£38m
2010
2011
2012e
2013e
2014e

* Adj EBITDA = EBITDA less restructuring costs, brand & management fees

Q&A

appendix

slight decrease in net income, stability on a comparable basis

in €m	1H 11 actual	1H 11 bc*	1H 12
EBITDA reported	7,681	7,381	6,820
depreciation & amortization	-3,399	-3,309	-3,114 [1]
impairment of goodwill & assets	-47	-51	-161 [2]
share of profit (losses) of associates	-61	-59	-57
operating income	4,174	3,962	3,488
financial result	-941	-941	-697 [3]
tax	-1,138	-1,138	-882 [4]
net income	2,095	1,883	1,909
minority interests	150		171
net income Group share	1,945		1,738

1
- deceleration of amortization following technology swap in France, Poland and Spain (€87m yoy)
- perimeter effect with Switzerland (€82m)

2
- mainly -€159m impairment of goodwill in Romania reflecting deteriorating macroeconomic effect

3
- mainly gain on reevaluation of the fair value of the commitment of Mobinil's minorities buy out

4
- mainly from lower profit before tax in France

*comparable basis

EBITDA by geographies and business lines

in €m	1H2012 actual	1H2012 % yoy	1H2012 % yoy excl.reg	1H2012 margin	2011 CB margin
Group restated EBITDA*	7,004	-6.7%	-5.3%	32.1%	33.7%
France	4,020	-9.0%	-7.0%	37.1%	39.0%
personal	1,832	-5.6%	-2.2%	34.0%	35.7%
home	2,188	-11.6%	-10.7%	35.3%	38.2%
Spain	455	+19.4%	+21.6%	22.9%	19.6%
personal	433	+16.7%	+19.2%	26.8%	23.2%
home	22	+120.5%	+104%	5.9%	2.9%
Poland	591	-8.0%	-8.4%	34.9%	37.1%
personal	254	-3.4%	-3.6%	28.3%	29.2%
home	337	-11.3%	-11.7%	36.4%	39.9%
ROW	1,453	+2.5%	+3.5%	35.1%	34.8%
Enterprise	596	-8.2%	-8.2%	17.1%	18.1%
I. Carrier & S. Services	-111	na	na	-13.6%	0.4%

**see slide xx for restatements

EBITDA restatements

in €m	1H11cb	1H12
EBITDA restated	7,509	7,004
litigation		
major litigations	-	44
litigation EU TPSA	-115	-
labour related		
free share plan	-	-26
part-time senior plan	-13	-178
other		
Orange Switzerland disposal	-	+92
OTMT indemnity	-	-116
EBITDA reported	7,381	6,820